Given Imaging Ltd.
                      And its Consolidated Subsidiaries

                  Interim Consolidated Financial Statements
                          As of September 30, 2004
                                 (Unaudited)

              Given Imaging Ltd. and its Consolidated Subsidiaries
                   Index to Consolidated Financial Statements



                                                                          Page


Consolidated Balance Sheets                                                 3

Consolidated Statements of Operations                                       5

Consolidated Statements of Changes in Shareholders' Equity                  6

Consolidated Statements of Cash Flows                                       7

Notes to the Consolidated Financial Statements                              8

                                          Given Imaging Ltd. and its Consolidated Subsidiaries
                                                      Consolidated Balance Sheets
                                               U.S. $ in thousands except per share data

                                                           September 30,      December 31,
                                                           -------------      ------------
                                                               2004               2003
                                                           -------------      ------------
                                                            Unaudited)         (Audited)
Assets

 Current assets
 Cash and cash equivalents                                 $      66,885      $     25,367
 Accounts receivable:
   Trade                                                           8,040             6,945
   Other                                                           1,216               467
 Inventories                                                      13,386             8,485
 Prepaid expenses                                                  1,395             1,361
 Advances to suppliers                                               446                 -
                                                           -------------      ------------

 Total current assets                                             91,368            42,625
                                                           -------------      ------------

 Deposits                                                            361               361

 Assets held for severance benefits                                1,181             1,008

 Fixed assets, at cost, less accumulated depreciation              9,833             9,595

 Other assets, at cost, less accumulated amortization              2,206             1,980
                                                           -------------      ------------
 Total assets                                              $     104,949      $     55,569
                                                           =============      ============

                                          Given Imaging Ltd. and its Consolidated Subsidiaries
                                                      Consolidated Balance Sheets
                                               U.S. $ in thousands except per share data

                                                                September 30,      December 31,
                                                                -------------      ------------
                                                                    2004               2003
                                                                -------------      ------------
                                                                 Unaudited)         (Audited)
Liabilities and shareholders' equity

Current liabilities

Current installments of obligation under capital lease          $          9      $         27
Accounts payable:
  Trade                                                                5,305             2,216
  Other                                                                4,871             4,462
Deferred revenue                                                       1,158               950
                                                                -------------      ------------
Total current liabilities                                             11,343             7,655
                                                                -------------      ------------
Long-term liabilities
Obligation under capital lease, net                                       47                 4
Liability for employee severance benefits                              1,422             1,188
                                                                -------------      ------------
Total long-term liabilities                                            1,469             1,192
                                                                -------------      ------------
Total liabilities                                                     12,812             8,847
                                                                -------------      ------------
Minority interest                                                      1,243             1,924

Shareholders' equity
Share capital:
Ordinary Shares, NIS 0.05 par value each (90,000,000 and
60,000,000 shares authorized as of September 30, 2004 and
December 31, 2003, respectively;
27,475,086 and 25,649,188 shares issued
and fully paid as of September 30, 2004 and
December 31, 2003, respectively)                                         322               301
Additional paid-in capital                                           146,598           100,996
Capital reserve                                                        2,166             2,166
Unearned compensation                                                     (7)              (30)
Accumulated deficit                                                  (58,185)          (58,635)
                                                                -------------      ------------
Total shareholders' equity                                            90,894            44,798
                                                                -------------      ------------

Total liabilities and shareholders' equity                      $    104,949       $    55,569
                                                                =============      ============

The accompanying notes are an integral part of these consolidated financial statements.

                                         Given Imaging Ltd. and its Consolidated Subsidiaries
                                                 Consolidated Statements of Operations
                                               U.S. $ in thousands except per share data

                                                                   Nine month period         Three month period
                                                                        ended                       ended           Year ended
                                                                      September 30,             September 30,       December 31
                                                                 ------------------------  --------------------
                                                                    2004         2003         2004         2003        2003
                                                                 -----------  -----------  -----------  ----------- -----------
                                                                 (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)  (Audited)
Revenues                                                         $   42,807    $  28,005   $   14,594   $   9,682    $  40,539
Cost of revenues                                                    (11,154)      (9,771)      (3,636)     (3,581)     (13,551)
                                                                 -----------  -----------  -----------  ----------- -----------
Gross profit                                                         31,653       18,234       10,958       6,101       26,988

Operating expenses

Research and development, gross                                      (5,456)      (5,264)      (2,119)     (1,526)      (7,037)
Royalty bearing participation                                           702        1,005          288         314        1,303
                                                                 -----------  -----------  -----------  ----------- -----------

Research and development, net                                        (4,754)      (4,259)      (1,831)     (1,212)      (5,734)

Sales and marketing expenses                                        (22,588)     (19,738)      (7,705)     (6,219)     (26,804)
General and administrative expenses                                  (4,644)      (4,024)      (1,678)     (1,233)      (5,312)
                                                                 -----------  -----------  -----------  ----------- -----------
Total operating expenses                                            (31,986)     (28,021)     (11,214)     (8,664)     (37,850)
                                                                 -----------  -----------  -----------  ----------- -----------

Operating loss                                                         (333)      (9,787)        (256)     (2,563)     (10,862)
Financing income, net                                                   102          627          165         573          995
                                                                 -----------  -----------  -----------  ----------- -----------

Loss before taxes on income                                            (231)      (9,160)         (91)     (1,990)      (9,867)
Taxes on income                                                           -            -            -           -            -
                                                                 -----------  -----------  -----------  ----------- -----------

Loss before minority share                                             (231)      (9,160)         (91)     (1,990)      (9,867)

Minority share in losses (profits) of subsidiary                        681          130          205         (67)         258

Net profit (loss)                                                $      450   $   (9,030)  $      114   $  (2,057)  $   (9,609)
                                                                 ===========  ===========  ===========  =========== ===========

Basic profit (loss) per Ordinary Share                           $    0.017   $   (0.355)  $    0.004   $  (0.081)  $   (0.377)
                                                                 ===========  ===========  ===========  =========== ===========

Diluted profit (loss) per Ordinary Share                         $    0.015   $   (0.355)  $    0.004   $  (0.081)  $   (0.377)
                                                                 ============ ============ ===========  =========== ===========
Weighted average number of Ordinary Shares
 outstanding used in basic profit (loss) per
 Ordinary Share calculation                                      26,332,954   25,456,461   27,404,098   25,532,223  25,493,073
                                                                 ===========  ===========  ===========  =========== ===========
Weighted average number of ordinary shares
 used to compute diluted profit (loss) per
 Ordinary Shares                                                 29,091,795   25,456,461   30,139,467   25,532,223  25,493,073
                                                                 ===========  ===========  ===========  =========== ===========




The accompanying notes are an integral part of these consolidated financial statements.

                                        Given Imaging Ltd. and its Consolidated Subsidiaries
                                     Consolidated Statements of Changes in Shareholders' Equity
                                              U.S. $ in thousands except per share data

                                                                        Additional
                                                                         Paid-In   Capital    Unearned    Accumulated
                                                     Ordinary Shares     Capital   reserve  compensation    deficit     Total
                                                    -----------------   ---------- -------  ------------  -----------   -----
                                                    Shares     Amount
                                                    ------     ------
Nine months ended September 30, 2004  (Unaudited)

Balance as of December 31, 2003                     25,649,188 $ 301    $100,996   $2,166     $    (30)   $ (58,635)  $44,798


Changes during the period:
Ordinary shares issued                               1,500,000    17      44,250       -             -            -    44,267
Exercise of stock options                              325,898     4       1,301       -             -            -     1,305
Forfeiture of stock options                                  -     -         (11)      -             3            -        (8)
Allocation of non-employee's stock option                    -     -          62       -             -            -        62
Amortization of unearned compensation                        -     -           -       -            20            -        20
Net profit                                                   -     -           -       -             -          450       450
                                                    ---------- -----    --------   ------      --------   ----------  -------
Balance as of September 30, 2004 (Unaudited)        27,475,086 $ 322    $146,598   $2,166      $    (7)   $ (58,185)  $90,894
                                                    ========== =====    ========   ======      ========   ==========  =======

Nine months ended September 30, 2003 (Unaudited)

Balance as of December 31, 2002                     25,373,513 $ 298    $100,262   $2,166    $    (123)   $ (49,026)  $53,577


Changes during the period:
Exercise of stock options                              178,287     2         110        -            -            -       112
Forfeiture of stock options                                  -     -         (73)       -           73            -         -
Acceleration of vesting                                      -     -          31        -            -            -        31
Allocation of non-employees; stock options                   -     -          29        -            -            -        29
Net loss                                                     -     -           -        -            -       (9,030)   (9,030)
                                                    ---------- -----    --------   ------      --------   ----------  -------
Balance as of September 30, 2003 (Unaudited)        25,551,800 $ 300    $100,359   $2,166    $     (50)   $ (58,056)  $44,719
                                                    ========== =====    ========   ======      ========   ==========  =======

Three months ended September 30, 2004  (Unaudited)

Balance as of June 30, 2004                         27,357,338 $ 320     146,329   $2,166    $     (12)   $ (58,299)  $90,504


Changes during the period:
Additional issuance costs                                    -     -         (87)       -            -            -       (87)
Exercise of stock options                              117,748     2         356        -            -            -       358
Amortization of unearned compensation                        -     -           -        -            5            -         5
Net profit                                                   -     -           -        -            -          114       114
                                                    ---------- -----    --------   ------      --------   ----------  -------
Balance as of September 30, 2004 (Unaudited)        27,475,086 $ 322    $146,598   $2,166     $     (7)   $ (58,185)  $90,894
                                                    ========== =====    ========   ======      ========   ==========  =======


Three months ended September 30, 2003  (Unaudited)

Balance as of June 30, 2003                         25,493,113 $ 300    $100,226   $2,166    $     (50)   $ (55,999)  $46,643


Changes during the period:
Exercise of stock options                               58,687     -          73        -            -            -        73
Acceleration of vesting                                      -     -          31        -            -            -        31
Allocation of non-employees' stock options                   -     -          29        -            -            -        29
Net loss                                                     -     -           -        -            -       (2,057)   (2,057)
                                                    ---------- -----    --------   ------      --------   ----------  -------
Balance as of September 30, 2003 (Unaudited)        25,551,800 $ 300    $100,359   $2,166    $     (50)   $ (58,056   $44,719
                                                    ========== =====    ========   ======      ========   ==========  =======

Year ended December 31, 2003 (Audited)

Balance as of December 31, 2002                     25,373,513 $ 298    $100,262   $2,166    $    (123)   $ (49,026)  $53,577

Changes during the year:
Exercise of stock options                              275,675     3         722        -            -            -       725
Forfeiture of stock options                                  -     -         (78)       -           78            -         -
Acceleration of vesting                                      -     -          31        -            -            -        31
Allocation of non-employees' stock option                    -     -          59        -            -            -        59
Amortization of unearned compensation                        -     -           -        -           15            -        15
Net loss                                                     -     -           -        -            -       (9,609)   (9,609)
                                                    ---------- -----    --------   ------      --------   ----------  -------
Balance as of December 31, 2003 (Audited)           25,649,188 $ 301    $100,996   $2,166    $     (30)   $ (58,635)  $44,798
                                                    ========== =====    ========   ======      ========   ==========  =======

The accompanying notes are an integral part of these consolidated financial statements.


                                         Given Imaging Ltd. and its Consolidated Subsidiaries
                                                Consolidated Statements of Cash Flows
                                              U.S. $ in thousands except per share data


                                                                 Nine month period ended  Three month period ended  Year ended
                                                                      September 30,            September 30,        December 31
                                                                 ------------------------ ------------------------
                                                                    2004         2003        2004         2003         2003
                                                                 -----------  ----------  -----------  -----------   ----------
                                                                 (Unaudited)  (Unaudited) (Unaudited)  (Unaudited)   (Audited)

Cash flows from operating activities:
Net profit (loss)                                                $      450   $ ( 9,030)  $      114   $   (2,057)   $ (9,609)

Adjustments required to reconcile net profit (loss) to net cash used in operating activities:

Minority share in profits (losses) of subsidiary                       (681)       (130)        (205)          67        (258)
Depreciation and amortization                                         2,341       2,231          788          803       3,030
Employees' stock options compensation                                    12          31            5           31          46
Non-employees' stock options compensation                                62          29            -           29          59
Other                                                                    57          (1)          57            9           9
Decrease (increase) in accounts receivable                           (1,844)      2,156         (582)         733         938
Decrease (increase) in prepaid expenses                                 (34)        215         (207)        (116)       (103)
Decrease (increase) in advances to suppliers                           (446)          4          131           31           -
Decrease (increase) in inventories                                   (5,218)         78       (4,097)       1,319       1,860
Increase (decrease) in accounts payable                               3,556      (4,813)          96       (1,850)     (4,708)
Increase (decrease) in deferred revenue                                 208          89          203           (2)        223
Decrease in payable to related parties                                    -         (35)           -            -         (35)
                                                                 -----------  ----------  -----------  -----------   ----------

Net cash used in operating activities                            $   (1,537)  $  (9,176)  $   (3,697)  $   (1,003)   $ (8,548)
                                                                 -----------  ----------  -----------  -----------   ----------
Cash flows from investing activities:
Purchase of fixed assets and other assets                        $   (2,473)  $  (2,272)  $   (1,218)  $     (520)   $ (2,550)
Proceeds from sales of fixed assets                                      57          34           45           34          60
Deposits, net                                                            (9)        (47)         (14)           6        (157)
                                                                 -----------  ----------  -----------  -----------   ----------

Net cash used in investing activities                            $   (2,425)  $  (2,285)  $   (1,187)  $     (480)   $ (2,647)
                                                                 -----------  ----------  -----------  -----------   ----------
Cash flows from financing activities:
Principal payments on capital lease obligation                   $      (34)  $     (51)  $       (4)  $      (27)   $    (72)
Proceeds from the issuance of Ordinary Shares                        45,572         112          271           73         725
                                                                 -----------  ----------  -----------  -----------   ----------
Net cash provided by financing activities                        $   45,538   $      61   $      267   $       46    $    653
                                                                 -----------  ----------  -----------  -----------   ----------
Effect of exchange rate changes on cash                          $      (58)  $      84   $       (7)  $       29    $    117
                                                                 -----------  ----------  -----------  -----------   ----------
Increase (decrease) in cash and cash equivalents                 $   41,518   $ (11,316)  $   (4,624)  $   (1,408)   $(10,425)
Cash and cash equivalents at beginning of period                 $   25,367   $  35,792   $   71,509   $   25,884    $ 35,792
                                                                 -----------  ----------  -----------  -----------   ----------
Cash and cash equivalents at end of period                       $   66,885   $  24,476   $   66,885   $   24,476    $ 25,367
                                                                 ===========  ==========  ===========  ===========   ==========

Supplementary cash flow information

                                                                 Nine month period ended  Three month period ended  Year ended
                                                                      September 30,            September 30,        December 31
                                                                 ------------------------ ------------------------
                                                                    2004         2003        2004         2003         2003
                                                                 -----------  ----------  -----------  -----------   ----------
                                                                 (Unaudited)  (Unaudited) (Unaudited)  (Unaudited)   (Audited)

         Interest paid                                               $    -       $    2       $    -       $   -       $    3
         Income taxes paid                                           $   76       $   39       $   44       $   9       $   68

The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
                 Notes to the Consolidated Financial Statements
                    U.S. $ in thousands except per share data



Note 1 - Organization and Basis of Presentation

         A.       Description of business

         Given Imaging Ltd. (the "Company") was incorporated in Israel in January 1998. The Company has generated revenues from sales of its products commencing the third quarter of 2001. Due in large part to the significant expenditures required to develop and market its product, the Company has generated profit for the first time in the second quarter of 2004.

         The novel medical device industry in which the Company is involved is characterized by the risks of regulatory barriers and reimbursement issues. Penetration into the world market requires the investment of considerable resources and continuous development efforts. The Company's future success is dependent upon several factors including the technological quality, regulatory approvals and sufficient reimbursement from third-party healthcare payers of its products.


         B.       Basis of presentation

         The accompanying unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial information included therein. It is suggested that these financial statements be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2003. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.



Note 2 - Share Capital

         On June 23, 2004, the Company issued, in a follow-on offering, 1,500,000 of its ordinary shares at a price of $32 per share.

         The net proceeds, after deducting underwriters fees and issuance expenses, amounted to $44.3 million.

         The Company also increased its authorized share capital by NIS 1.5 million such that the Company's authorized share capital is NIS 4,500,000 divided into 90 million Ordinary Shares, par value NIS 0.05 each, and amended the Articles and the Company's Memorandum of Association to reflect such increase.